UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Design Within Reach, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
250557105
(CUSIP Number)
Glenhill Advisors, LLC
598 Madison Avenue
12th Floor
New York, New York 10022
Tel. (646) 432-0600

With a copy to:

Douglas S. Ellenoff, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
(212) 370-1300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 3, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	250557105

1	NAMES OF REPORTING PERSONS Glenhill Advisors, LLC 13-4153005

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		155,298,617 *

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		155,298,617 *

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

155,298,617 *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

92.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, HC
* Includes 137,412,019 shares of Common Stock issuable to the Reporting Persons upon conversion of the Series A Convertible Preferred Stock. The Company currently has only 93,757 shares of Common Stock outstanding for issuance upon conversion of the Series A Convertible Preferred Stock. The issuance of the remainder of the shares is subject to the approval by the Company’s stockholders of an increase in the number of authorized shares of Common Stock. See Item 5.

CUSIP No.	250557105

1	NAMES OF REPORTING PERSONS Glenn J. Krevlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		155,298,617 *

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		155,298,617 *

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

155,298,617 *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

92.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC
* Includes 137,412,019 shares of Common Stock issuable to the Reporting Persons upon conversion of the Series A Convertible Preferred Stock. The Company currently has only 93,757 shares of Common Stock outstanding for issuance upon conversion of the Series A Convertible Preferred Stock. The issuance of the remainder of the shares is subject to the approval by the Company’s stockholders of an increase in the number of authorized shares of Common Stock. See Item 5.

CUSIP No.	250557105

1	NAMES OF REPORTING PERSONS Glenhill Capital Management, LLC 13-4146739

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		155,298,617 *

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

155,298,617 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

155,298,617 *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

92.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, HC
* Includes 137,412,019 shares of Common Stock issuable to the Reporting Persons upon conversion of the Series A Convertible Preferred Stock. The Company currently has only 93,757 shares of Common Stock outstanding for issuance upon conversion of the Series A Convertible Preferred Stock. The issuance of the remainder of the shares is subject to the approval by the Company’s stockholders of an increase in the number of authorized shares of Common Stock. See Item 5 ..

CUSIP No.	250557105

1	NAMES OF REPORTING PERSONS Glenhill Capital LP 13-4149785

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		81,000,629 *

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

81,000,629 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

81,000,629 *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Includes 71,820,590 shares of Common Stock issuable to the Reporting Persons upon conversion of the Series A Convertible Preferred Stock. The Company currently has only 93,757 shares of Common Stock outstanding for issuance upon conversion of the Series A Convertible Preferred Stock. The issuance of the remainder of the shares is subject to the approval by the Company’s stockholders of an increase in the number of authorized shares of Common Stock. See Item 5.

CUSIP No.	250557105

1	NAMES OF REPORTING PERSONS Glenhill Capital Overseas Master Fund LP 98-0426132

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		63,570,336 *

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

63,570,336 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,570,336 *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Includes 56,430,444 shares of Common Stock issuable to the Reporting Persons upon conversion of the Series A Convertible Preferred Stock. The Company currently has only 93,757 shares of Common Stock outstanding for issuance upon conversion of the Series A Convertible Preferred Stock. The issuance of the remainder of the shares is subject to the approval by the Company’s stockholders of an increase in the number of authorized shares of Common Stock. See Item 5.

CUSIP No.	250557105

1	NAMES OF REPORTING PERSONS Glenhill Concentrated Long Master Fund LLC 20-1998485

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,727,652 *

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,727,652 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,727,652 *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV
* Includes 9,160,985 shares of Common Stock issuable to the Reporting Persons upon conversion of the Series A Convertible Preferred Stock. The Company currently has only 93,757 shares of Common Stock outstanding for issuance upon conversion of the Series A Convertible Preferred Stock. The issuance of the remainder of the shares is subject to the approval by the Company’s stockholders of an increase in the number of authorized shares of Common Stock. See Item 5.

This Amendment No. 5 amends the Schedule 13D filed May 18, 2006 (the “Schedule 13D”), as amended by Amendment No. 1 filed June 20, 2006, Amendment No. 2 filed June 1, 2007, Amendment No. 3 filed February 14, 2008 and Amendment No. 4 filed July 21, 2009, and is filed by Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Management, LLC, Glenhill Capital LP, Glenhill Capital Overseas Master Fund LP and Glenhill Concentrated Long Master Fund LLC (the “Reporting Persons”), with respect to the Common Stock of Design Within Reach, Inc. Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.
Item 2. Identity and Background
Item 2 of this Schedule 13D is amended and restated as follows:
The names of the persons filing this statement are Glenhill Advisors, LLC, a Delaware limited liability company, Glenn J. Krevlin, a citizen of the United States, Glenhill Capital Management, LLC, a Delaware limited liability company, Glenhill Capital LP, a Delaware limited partnership, Glenhill Capital Overseas Master Fund LP, a Cayman Islands Exempted Limited Partnership and Glenhill Concentrated Long Master Fund, LLC, a Delaware limited liability company (each, a “Reporting Person”).
Glenhill Advisors, LLC and Glenhill Capital Management, LLC are engaged in the business of investment management, and Glenhill Capital LP, Glenhill Capital Overseas Master Fund LP and Glenhill Concentrated Long Master Fund, LLC, are engaged in the investment and trading of a variety of securities and financial instruments. Glenn J. Krevlin is the managing member and control person of Glenhill Advisors, LLC. Glenhill Advisors, LLC is the managing member of Glenhill Capital Management, LLC. Glenhill Capital Management, LLC is the general partner and investment advisor of Glenhill Capital LP, a security holder of the Company, managing member of Glenhill Concentrated Long Master Fund, LLC, a security holder of the Company, and sole shareholder of Glenhill Capital Overseas GP, Ltd. Glenhill Capital Overseas GP, Ltd. is general partner of Glenhill Capital Overseas Master Fund LP, a security holder of the Company. Glenhill Capital Management LLC is the manager of Glenhill Special Opportunities Master Fund LLC and Glenhill Capital LP, Glenhill Capital Overseas Master Fund LP and Glenhill Concentrated Long Master Fund, LLC, are the sole members of Glenhill Special Opportunities Master Fund LLC.
The address of the principal business and principal office of each of the Reporting Persons and the other entities mentioned in the previous paragraph is 598 Madison Avenue, 12th Floor, New York, New York 10022.
During the last five years, none of the Reporting Persons nor the other entities mentioned in this Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of this Schedule 13D is amended and restated as follows:
The Reporting Persons acquired the 155,298,617 shares of Common Stock to which this Statement relates with investment capital held by the entities listed below as follows:
(a) Glenhill Capital LP acquired 1,365,389 shares of Common Stock on the open market on November 16, 2005 for a total consideration of $6,464,222. On August 15, 2006, Glenhill Capital LP sold 2,383 shares of Common Stock on the open market. On January 1, 2007, July 2, 2007, May 8, 2008, August 8, 2008 and October 1, 2008, Glenhill Capital LP transferred 113,811, 46,587, 20,049, 12,654 and 38,932 shares of Common Stock, respectively, to Glenhill Capital Overseas Master Fund LP. On August 3, 2009, Glenhill Capital LP acquired 8,049,066 shares of Common Stock and 522,666 shares of Series A Convertible Preferred Stock (“Preferred Stock”) (convertible into 71,820,590 shares of Common Stock) for total consideration of $7,839,991 in connection with a private placement entered into by the Company and Glenhill Special Opportunities Master Fund LLC, resulting in net holdings by Glenhill Capital LP of 81,000,629 shares of Common Stock.

(b) Glenhill Capital Overseas Master Fund LP acquired 584,611 shares of Common Stock on the open market on November 16, 2005 for a total consideration of $2,767,750. On August 15, 2006, Glenhill Capital Overseas Master Fund LP sold 1,019 shares of Common Stock on the open market. On January 1, 2007, July 2, 2007, May 8, 2008, August 8, 2008 and October 1, 2008, Glenhill Capital LP transferred 113,811, 46,587, 20,049, 12,654 and 38,932 shares of Common Stock, respectively, to Glenhill Capital Overseas Master Fund LP. On August 3, 2009, Glenhill Capital Overseas Master Fund LP acquired 6,324,267 shares of Common Stock and 410,666 shares of Preferred Stock (convertible into 56,430,444 shares of Common Stock) for total consideration of $6,159,992 in connection with a private placement entered into by the Company and Glenhill Special Opportunities Master Fund LLC, resulting in net holdings by Glenhill Capital Overseas Master Fund LP of 63,570,336 shares of Common Stock.
(c) Glenhill Concentrated Long Master Fund LLC acquired 550,000 shares of Common Stock on the open market on November 16, 2005 for a total consideration of $2,603,889. On May 30, 2007, Glenhill Concentrated Long Master Fund LLC sold 375,000 shares of Common Stock on the open market, and, on December 21, 2007, Glenhill Concentrated Long Master Fund LLC acquired 365,000 shares of Common Stock on the open market for a total consideration of $1,434,450. On August 3, 2009, Glenhill Concentrated Long Master Fund LLC acquired 1,026,667 shares of Common Stock and 66,668 shares of Preferred Stock (convertible into 9,160,985 shares of Common Stock) for total consideration of $1,000,017 in connection with a private placement entered into by the Company and Glenhill Special Opportunities Master Fund LLC, resulting in net holdings by Glenhill Concentrated Long Master Fund LLC of 9,160,985 shares of Common Stock.
The above amounts of total consideration include any commissions incurred in making the investments. The source of these funds was the investment capital of the Reporting Persons, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.
Item 5. Interest in Securities of the Issuer.
Item 5 of this Schedule 13D is amended and restated as follows:
(a) As of August 3, 2009, each of Glenn J. Krevlin, Glenhill Advisors, LLC, and Glenhill Capital Management, LLC was the beneficial owner of 155,298,617 shares of Common Stock (including 137,412,019 shares of Common Stock issuable upon conversion of the Preferred Stock), which constitute in the aggregate 92.8% of the outstanding shares of Common Stock of the Company, on an “as converted” basis, based on 167,318,262 shares of Common Stock outstanding.
As of August 3, 2009, Glenhill Capital LP was the beneficial owner of 81,000,629 shares of Common Stock (including 71,820,590 shares of Common Stock issuable upon conversion of the Preferred Stock), which constitute in the aggregate 48.4% of the outstanding shares of Common Stock of the Company, on an “as converted” basis, based on 167,318,262 shares of Common Stock outstanding.
As of August 3, 2009, Glenhill Capital Overseas Master Fund LP was the beneficial owner of 63,570,336 shares of Common Stock (including 56,430,444 shares of Common Stock issuable upon conversion of the Preferred Stock), which constitute in the aggregate 38.0% of the outstanding shares of Common Stock of the Company, on an “as converted” basis, based on 167,318,262 shares of Common Stock outstanding.
As of August 3, 2009, Glenhill Concentrated Long Master Fund, LLC was the beneficial owner of 10,727,652 shares of Common Stock (including 9,160,985 shares of Common Stock issuable upon conversion of the Preferred Stock), which constitute in the aggregate 6.4% of the outstanding shares of Common Stock of the Company, on an “as converted” basis, based on 167,318,262 shares of Common Stock outstanding.
As of August 3, 2009, the Company had only 93,757 shares of Common Stock outstanding for issuance to the Reporting Persons upon conversion of the Preferred Stock. The issuance of the remainder of the shares is subject to the approval by the Company’s stockholders of a proposal to increase the number of authorized shares of Common Stock from 30.0 million to 500.0 million at a stockholders’ meeting to be called within ninety days of August 3, 2009. The aggregate amounts and percentages disclosed herein assume approval of such proposal by the Company’s stockholders.
(b) Each of Glenn J. Krevlin and Glenhill Advisors, LLC has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock and Preferred Stock owned by it as described in Item 5(a) above.
Each of Glenhill Capital Management, LLC, Glenhill Capital LP, Glenhill Capital Overseas Master Fund LP and Glenhill Concentrated Long Master Fund, LLC has shared power to vote, direct the vote of, dispose of and direct the disposition of the Common Stock and Preferred Stock owned by it as described in Item 5(a) above. Such power is shared with Glenhill Advisors, LLC and Glenn J. Krevlin.
(c) On August 3, 2009, Glenhill Capital LP acquired 8,049,066 shares of Common Stock and 522,666 shares of Preferred Stock in connection with a private placement entered into by the Company and Glenhill Special Opportunities Master Fund LLC, at a purchase price of $0.15 per share of Common Stock and $12.69 per share of Preferred Stock. On August 3, 2009, Glenhill Capital Overseas Master Fund LP acquired 6,324,267 shares of Common Stock and 410,666 shares of Preferred Stock through a private placement entered into by the Company and Glenhill Special Opportunities Master Fund LLC, at a purchase price of $0.15 per share of Common Stock and $12.69 per share of Preferred Stock. On August 3, 2009, Glenhill Concentrated Long Master Fund, LLC acquired 1,026,667 shares of Common Stock and 66,668 shares of Preferred Stock through a private placement entered into by the Company and Glenhill Special Opportunities Master Fund LLC, at a purchase price of $0.15 per share of Common Stock and $12.69 per share of Preferred Stock. There have no been no other transactions in the Common Stock or Preferred Stock by the Reporting Persons during the past sixty days.
(d) The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock and Preferred Stock owned by them.
(e) Not applicable.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.2	Certificate of Designation of Preferences, Rights and Limitations of Series A 9% Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on August 5, 2009)

Exhibit 99.3	Joint Filing Agreement

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATE: August 7, 2009

GLENHILL ADVISORS, LLC
By:	/s/ GLENN J. KREVLIN
	Name:	Glenn J. Krevlin
	Title:	Managing Member

/s/ GLENN J. KREVLIN
Name: Glenn J. Krevlin

GLENHILL CAPITAL MANAGEMENT, LLC
By:	GLENHILL ADVISORS, LLC
Managing Member

By:	/s/ GLENN J. KREVLIN
	Name:	Glenn J. Krevlin
	Title:	Managing Member

GLENHILL CAPITAL LP
By:	GLENHILL CAPITAL MANAGEMENT, LLC General Partner

By:	GLENHILL ADVISORS, LLC
Managing Member

By:	/s/ GLENN J. KREVLIN
	Name:	Glenn J. Krevlin
	Title:	Managing Member

GLENHILL CONCENTRATED LONG MASTER FUND LLC
By:	Glenhill Capital Management LLC, its managing member

By:	Glenhill Advisors, LLC, its managing member

By:	/s/ GLENN J. KREVLIN
	Name:	Glenn J. Krevlin
	Title:	Managing Member

GLENHILL CAPITAL OVERSEAS MASTER FUND LP
By:	GLENHILL CAPITAL OVERSEAS GP, LTD
General Partner

By:	GLENHILL CAPITAL MANAGEMENT, LLC
Sole Shareholder

By:	GLENHILL ADVISORS, LLC
Managing Member

By:	/s/ GLENN J. KREVLIN
	Name:	Glenn J. Krevlin
	Title:	Managing Member

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.2	Certificate of Designation of Preferences, Rights and Limitations of Series A 9% Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on August 5, 2009)

Exhibit 99.3	Joint Filing Agreement